AMG PANTHEON FUND, LLC

600 Steamboat Road, Suite 300

Greenwich, Connecticut 06830

October 26, 2015

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Ms. Ashley Vroman-Lee

Re:	AMG Pantheon Fund, LLC (the “Fund”)

Registration Statement on Form N-2 (File Nos. 333-199318 and 811-22973)

Dear Ms. Vroman-Lee:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Fund respectfully requests that the effective date of the above-referenced registration statement on Form N-2 (the “Registration Statement”) be accelerated to Tuesday, October 27, 2015, or as soon thereafter as practicable.

The Fund acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Nathan D. Somogie of Ropes & Gray LLP at (617) 951-7236 as soon as the Registration Statement has been declared effective.

Very truly yours,

AMG PANTHEON FUND, LLC

By:	/s/ Jeffrey T. Cerutti
Name:	Jeffrey T. Cerutti
Title:	President and Principal Executive Officer

AMG FUNDS LLC

By:	/s/ Mark J. Duggan
Name:	Mark J. Duggan
Title:	Senior Vice President and Senior Counsel

October 26, 2015

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Ashley Vroman-Lee

Re:	AMG Pantheon Fund, LLC (the “Fund”)

Registration Statement on Form N-2 (File Nos. 333-199318 and 811-22973)

Dear Ms. Vroman-Lee:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby joins the request of the Fund that the effective date of the above-referenced registration statement on Form N-2 be accelerated to Tuesday, October 27, 2015, or as soon thereafter as practicable.

Very truly yours,

AMG DISTRIBUTORS, INC.

By:	/s/ Jeffrey T. Cerutti
Name:	Jeffrey T. Cerutti
Title:	President and Principal